SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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INDEX

Document	Page Number

Press Release dated September 13, 2006: ATI Obtains Interim Order in Connection with Proposed Combination with AMD	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For more information, please contact:
Dave Erskine, Corporate PR
905-882-2600 ext. 8477 or derskine@ati.com

ATI Obtains Interim Order in Connection With Proposed Combination With AMD

MARKHAM, Ontario – September 13, 2006 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced that it has obtained an Interim Order from the Ontario Superior Court of Justice approving the mailing of materials and the holding of a special meeting in connection with ATI’s proposed combination with Advanced Micro Devices, Inc. (NYSE: AMD).

ATI intends to commence mailing the meeting materials, including the Notice of the Meeting, Management Information Circular and form of Proxy, to shareholders of record as at September 1, 2006. Mailing is expected to commence on September 15, 2006. The meeting materials will also be available at www.sedar.com and www.sec.gov.

The special meeting of ATI shareholders to approve the combination will be held at 9:00 a.m. (Toronto time) on Friday, October 13, 2006 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario.

Important Information Regarding Forward-looking Statements

Forward-looking statements in this news release, including statements relating to the special meeting date, are based on assumptions made by and information currently available to ATI. Investors are cautioned that these forward-looking statements may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to, ATI’s ability to close the transaction in the time period anticipated, if at all, which is dependent upon ATI’s ability to receive the required regulatory approvals and to comply with the closing conditions of the transaction, some of which are beyond ATI’s control.  We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is contained in our filings with Canadian and U.S. securities regulatory authorities, including our 2005 Annual Information Form and 2005 Annual Report filed on SEDAR at http://www.sedar.com. Our Form 40-F and other filings we make with the U.S. Securities and Exchange Commission are available on EDGAR at www.sec.gov.

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ATI Obtains Interim Order in Connection With Proposed Combination With AMD

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.22 billion, ATI has more than 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Additional Information

Investors and security holders are urged to read the management information circular when it becomes available because it will contain important information about AMD, ATI and the transaction. Investors and security holders may obtain the management information circular free of charge on SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at http://www.sedar.com.

Copyright 2006 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. For media or industry analyst support, visit our Web site at http://www.ati.com.

For investor relations support, please contact:

Zev Korman, Manager, Investor Relations, ATI Technologies Inc., at (905) 882-2600, ext. 3670 or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: September 14, 2006	By: /s/ Richard Brait
Name: Richard Brait
Title: General Counsel

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